FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2024 Earnings presentation (Supplementary information)

24 July 2024 Supplementary information H1’24

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q2 2024 Financial Report, published on 24 July 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Jun-24
13.88%
T2
2.44%
AT1
1.83%
G-SIB buffer²
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
+283bps
+245bps
+286bps
CCyB,¹
0.39%
16.71%
2.82%
T2
1.41%
AT1
12.48%
CET1
Regulatory Requirement 2024
Group ratios Jun-24

- The minimum CET1 to be maintained by the Group is 9.62%
- As of Jun-24, the distance to the MDA is 245bps[3] and the CET1 management buffer is 286bps

Assumed capital requirements (fully-loaded)**



Jun-24
13.88%
T2
2.44%
AT1
1.83%
G-SIB buffer²
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
+251bps
+242bps
+284bps
CCyB,¹
0.39%
16.39%
2.52%
1.41%
12.46%
>15%
2.40%
T2
1.50%
AT1
>12%
CET1
Assumed regulatory requirement 2024
Group ratios Jun-24
2024 target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2.4% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Jun-24.

(2) On 1 January 2024, our systemic buffer requirement increased from 1% to 1.25% due to a higher D-SIB requirement due to i) a methodological change by the ECB which was later adopted by Banco de España and ii) because institutions must hold capital at the consolidated level for the higher of the G-SIB (currently at 1%) and D-SIB requirements. Additionally, the ECB revised Banco Santander, S.A.'s P2R requirement from 1.58% to 1.74%, mainly due to a change in the ECB's methodology.

(3) MDA trigger = 2.86% - 0.41% = 2.45% (41bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €67.1bn in Available Distributable Items, >100 times the full Parent AT1 budgeted for 2024.

Santander 5

6 Diversified bond portfolio represents just 7% of total assets Bond portfolio %, Jun-24 Spain 29% Poland 12% Portugal 5%UK 6% SCF 5% Mexico 15% US 12% Brazil 8% Chile 6% Other South America 3% €129bn o/w HTC €82bn (64%) • Bond portfolio represents 7% of total assets • HTC&S duration: 1.7 years • Mark to market impact of the HTC portfolio equivalent to 2% of total FL CET1 (€77.8bn) ALCO IRRBB €103bn Liquidity portfolio €26bn €129bn

7 Conservative and decentralized liquidity and funding model Very manageable maturity profile€29.0bn1 issued in public markets in H1’24 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes €6.5bn of Banco Santander, S.A., €1.4bn of Santander International Products PLC. (3) €0.188bn (net between €1.500bn issuance and €1.312bn repurchased following the tender offer exercise on XS1793250041, both executed in May-24). (4) Including: AT1 / Preferred shares and Tier 2 / Subordinated. € bn, Jun-24 0.5 8.0 5.64.7 0.3 2.3 0.2 2.1 0.7 1.0 0.5 0.4 6.3 12.1 8.1 0.2 2.4 Covered bonds Senior Senior non- preferred AT1 Tier 2 € bn, Jun-24 Covered Bonds Senior Non- Preferred Senior Other 2024 2025 2026 2027 >2028 4.2 4.5 11.3 11.0 4.7 16.5 0.6 6.4 8.6 14.8 8.6 19.1 4.5 14.9 11.5 6.5 9.9 21.4 - 3.4 2.6 1.2 1.9 22.5 2028• Other includes issuances in Portugal, Poland and Brazil Spain UK SCF Chile US Other 4 2 3

2024 issuances against funding plan

YtD execution of 2024 funding plan

€ bn, Jun-24	AT1 + Tier 2		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A	4 - 5	5.2[1]	16 - 18	18.4[2]	0 - 1	0.5	20 - 24	24.1
UK	-	-	1 - 2	0.3	5 - 6	4.7	6 - 8	5.1
SCF	-	-	3 - 5	2.3	-	-	3 - 5	2.3
SHUSA	-	-	2 - 3	2.3	-	-	2 - 3	2.3
TOTAL	**4 - 5**	**5.2**	**22 - 28**	**23.3**	**5 - 7**	**5.2**	**31 - 40**	**33.7**

Banco Santander, S.A.'s 2024 funding plan contemplates the following:

- Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers
- Frontloading of issuances in the first half of the year, particularly focused on regulatory issuances

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.

(1) Includes: i) €2.56bn in Tier 2 debt issued in 2023 as prefunding for the 2024 funding plan; ii) €2.42bn Tier 2 debt issued in 2024; and iii) €0.188bn AT1 (net between €1.500bn issuance and €1.312bn repurchased following the tender offer exercise on XS1793250041, both executed in May-24).

(2) Includes €3.25bn Senior Non-Preferred and €3.4bn Senior Preferred issued in 2023, as prefunding for the 2024 funding plan.

Santander 8

9 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. 29.7% 11.5% 4.1% 6.1% 5.2% 40.0% 16.7% % RWAs % LE 18.0% 6.8% 4.1% 6.6% 2.9% 28.7% 9.7% % RWAs % LE MREL Jun-24(e)TLAC Jun-24(e) % and € bn Req. 33.8% Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 22.1% Distance to M-MDA €20.8bn 658bps €27.3bn 291bps €25.7bn 615bps €52.0bn 520bps 83.1 8.4 13.6 4.0 33.0 25.0 167.1 MREL instruments 1 1 1 1 2 Requirement CBR Buffer Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. 1) TLAC RWAs are €316bn and leverage exposure (LE) is €937bn. MREL RWAs are €418bn and leverage exposure is €1,000bn. 2) MREL Requirement based on RWAs from Jun-24: 29.69% + Combined Buffer Requirement (CBR).

10 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Liquidity Balance Sheet ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances € bn, Jun-24 Equity and other liabilitiesFinancial assets 358 41 92 164 1,066 211 62 1,038 1,515 1,515 Assets Liabilities Net Stable Funding Ratio (NSFR) Jun-24 Mar-24 Mar-24 Spain 2 159% 145% 117% UK 2 142% 163% 137% Portugal 145% 122% 115% Poland 204% 235% 154% US 149% 146% 119% Mexico 169% 183% 133% Brazil 155% 137% 112% Chile 188% 179% 113% Argentina 281% 278% 154% SCF 385% 405% 112% Group 163% 158% 123% 1 HQLAs1 HQLA Level 1 290.6 HQLA Level 2 13.1 o/w Level 2A 5.2 o/w Level 2B 7.9 Liquidity Coverage Ratio (LCR) €304bn o/w cash €152bn Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone.

11 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

12 Yield on loans (%) Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Retail & Commercial Banking 5.45 5.88 6.00 6.26 6.49 6.48 Digital Consumer Bank 7.32 7.75 7.81 7.82 8.38 8.29 Corporate & Investment Banking 6.48 6.86 7.02 6.44 7.36 6.91 Wealth Management & Insurance 3.84 4.24 4.48 4.72 4.87 4.81 Payments 15.43 15.17 15.27 13.11 15.67 14.69 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Europe 3.46 3.84 4.19 4.40 4.56 4.57 Spain 3.28 3.76 4.22 4.45 4.64 4.54 United Kingdom 2.98 3.22 3.45 3.67 3.85 3.97 Portugal 3.32 4.03 4.63 5.00 5.09 4.95 Poland 8.27 8.42 8.49 8.24 8.01 7.89 Digital Consumer Bank Europe 4.72 4.99 5.23 5.46 5.65 5.76 North America 9.46 10.11 10.24 10.33 10.60 10.64 US 7.88 8.44 8.49 8.59 8.94 9.03 Mexico 13.72 14.34 14.46 14.57 14.49 14.42 South America 13.75 13.86 13.03 14.26 13.96 13.26 Brazil 14.79 14.71 14.70 14.52 14.64 14.84 Chile 9.56 9.92 7.53 10.44 8.66 9.64 Argentina 40.29 43.03 48.60 56.01 54.84 38.07

13 Cost of deposits (%) Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Retail & Commercial Banking 1.89 2.15 2.31 2.00 2.40 2.19 Digital Consumer Bank 0.91 1.23 1.59 1.90 2.15 2.25 Corporate & Investment Banking 5.88 6.53 6.87 5.34 6.62 5.52 Wealth Management & Insurance 1.93 2.18 2.41 2.25 2.62 2.53 Payments N/A N/A N/A N/A N/A N/A Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Europe 0.82 1.05 1.27 1.50 1.54 1.55 Spain 0.53 0.71 0.90 0.99 1.03 1.06 United Kingdom 1.15 1.45 1.75 2.16 2.30 2.24 Portugal 0.13 0.26 0.38 0.62 0.86 0.98 Poland 1.75 1.89 1.91 1.66 1.51 1.52 Digital Consumer Bank Europe 1.05 1.38 1.71 2.02 2.25 2.32 North America 2.99 3.39 3.70 3.87 4.01 4.02 US 2.10 2.40 2.82 3.06 3.21 3.20 Mexico 5.03 5.43 5.49 5.51 5.56 5.51 South America 9.05 9.14 9.09 8.33 8.02 6.08 Brazil 8.98 8.83 9.07 8.12 7.71 7.54 Chile 4.62 4.87 4.67 4.34 3.63 3.29 Argentina 29.55 36.13 43.24 46.36 38.49 17.90 (*).- Payments’s cost of deposits is not provided as we do not consider it a relevant metric for this type of business.

14 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

Efficiency ratio (%)

	Q1'23	H1'23	9M'23	2023	Q1'24	H1'24
Retail & Commercial Banking	**45.0**	**44.3**	**43.5**	**43.1**	**41.1**	**39.5**
Digital Consumer Bank	**43.0**	**43.3**	**42.6**	**42.8**	**41.2**	**40.6**
Corporate & Investment Banking	**37.0**	**38.2**	**40.8**	**45.0**	**42.0**	**43.4**
Wealth Management & Insurance	**38.4**	**36.7**	**36.3**	**37.9**	**34.4**	**34.4**
Payments	**44.8**	**46.4**	**45.0**	**44.2**	**48.1**	**46.9**
PagoNxt	113.9	109.9	100.5	95.7	107.5	103.0
Cards	29.1	30.6	30.6	30.1	32.3	31.4
TOTAL GROUP	**44.1**	**44.2**	**44.0**	**44.1**	**42.6**	**41.6**

	Q1'23	H1'23	9M'23	2023	Q1'24	H1'24
Europe	**41.9**	**41.9**	**41.1**	**42.1**	**39.7**	**39.3**
Spain	39.8	39.9	40.1	41.7	34.2	34.1
United Kingdom	49.3	49.4	48.2	49.7	58.4	57.7
Portugal	32.6	32.1	28.7	27.3	22.9	23.4
Poland	27.1	26.8	26.5	27.1	27.5	27.2
Digital Consumer Bank Europe	**49.1**	**49.4**	**48.3**	**47.6**	**47.1**	**46.2**
North America	**47.7**	**47.7**	**48.0**	**49.1**	**47.7**	**47.6**
US	49.9	49.6	49.9	51.0	50.3	50.5
Mexico	41.6	42.1	42.7	43.9	41.4	41.4
South America	**39.1**	**39.1**	**39.1**	**38.5**	**37.4**	**35.4**
Brazil	35.3	35.1	34.8	34.6	33.0	32.4
Chile	41.9	42.4	45.5	44.6	42.5	39.2
Argentina	49.8	50.7	49.7	50.2	51.4	40.6

Note: In Q1 2024, some adjustments to the quarterly series related to the revenue sharing criteria between CIB and Retail & Commercial Banking were incorporated into the quarterly series to better reflect the business dynamics of our new operating model with five global businesses as new primary segments. These adjustments did not affect the Group's results, nor did they affect the annual results of Retail & Commercial Banking and CIB.

Santander 15

16 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

17 Exposure ¹ Coverage Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Stage 1 1,005 1,011 1,002 1,000 1,007 1,008 0.4% 0.4% 0.4% 0.4% 0.4% 0.4% Stage 2 72 75 77 80 83 94 7.4% 7.2% 7.0% 6.4% 6.3% 5.6% Stage 3 34 35 36 36 36 35 40.1% 41.0% 40.4% 40.6% 40.5% 41.2% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 17 bn in March 2023, EUR 18 bn in June 2023 and EUR 20 bn in September 2023, EUR 19 bn in December 2023, EUR 25 bn in March 2024 and EUR 26 bn in June 2024).

18 NPL ratio (%) Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Retail & Commercial Banking 3.19 3.22 3.18 3.21 3.24 3.15 Digital Consumer Bank 4.04 4.18 4.65 4.75 4.86 4.81 Corporate & Investment Banking 1.42 1.38 1.37 1.36 1.14 1.05 Wealth Management & Insurance 0.83 0.82 0.82 1.40 0.64 0.77 Payments 4.98 5.13 5.06 5.02 4.85 5.00 PagoNxt * N/A N/A N/A N/A N/A N/A Cards 5.03 5.17 5.13 5.11 4.98 5.03 TOTAL GROUP 3.05 3.07 3.13 3.14 3.10 3.02 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Europe 2.35 2.35 2.32 2.32 2.32 2.25 Spain 3.19 3.11 3.06 3.06 3.00 2.91 United Kingdom 1.27 1.32 1.42 1.42 1.48 1.46 Portugal 3.05 3.09 2.48 2.59 2.63 2.42 Poland 3.66 3.74 3.63 3.55 3.57 3.40 Digital Consumer Bank Europe 2.05 2.04 2.08 2.12 2.27 2.31 North America 2.95 3.23 3.83 4.09 4.07 3.93 US 3.13 3.46 4.24 4.57 4.60 4.33 Mexico 2.39 2.60 2.72 2.82 2.74 2.78 South America 5.99 5.88 5.71 5.72 5.37 5.30 Brazil 7.34 7.00 6.71 6.56 6.06 5.96 Chile 4.75 4.95 4.90 5.01 4.95 5.12 Argentina 2.08 1.92 1.91 1.99 1.84 1.51 (*).- PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

19 NPL coverage ratio (%) Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Retail & Commercial Banking 62.7 63.2 63.5 61.4 60.0 60.4 Digital Consumer Bank 91.2 87.9 79.4 76.5 76.1 75.9 Corporate & Investment Banking 35.3 36.8 35.4 41.2 46.2 45.0 Wealth Management & Insurance 62.3 53.2 54.2 29.3 61.6 64.6 Payments 143.6 142.1 143.9 139.8 144.8 149.5 PagoNxt * N/A N/A N/A N/A N/A N/A Cards 145.0 143.6 146.0 142.1 147.5 151.7 TOTAL GROUP 67.9 68.4 67.5 65.9 66.1 66.5 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Europe 51.0 51.1 51.1 49.3 49.1 49.1 Spain 49.9 50.7 51.2 49.1 49.8 50.1 United Kingdom 33.1 32.0 31.9 30.3 28.3 28.5 Portugal 80.3 81.8 84.6 82.7 80.9 79.9 Poland 75.2 74.0 76.5 73.3 74.9 75.1 Digital Consumer Bank Europe 93.5 94.5 92.2 88.0 86.1 85.4 North America 94.9 90.0 78.8 73.8 74.2 74.3 US 91.5 85.6 73.1 67.7 67.8 67.9 Mexico 108.5 106.3 102.7 100.0 100.7 102.5 South America 76.3 77.8 78.0 78.4 80.4 81.5 Brazil 79.5 82.7 83.0 84.7 86.8 90.4 Chile 59.2 56.2 55.6 52.7 54.2 53.1 Argentina 169.4 163.1 158.3 165.7 147.3 145.2 (*).- PagoNxt’s coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

20 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Retail, 59.4% DCB, 29.5% CIB, 7.3% Wealth, 0.5% Payments, 3.2% Retail, 53.7% DCB, 33.6% CIB, 4.9% Wealth, 0.5% Payments, 7.3% Spain, 18.0% UK, 4.5% Portugal, 3.4% Poland, 4.7% Other Europe, 0.1% DCB Europe, 11.8% US, 18.8% Mexico, 6.4% Brazil, 25.3% Chile, 5.2% Argentina, 0.6% Other South America, 1.2% Spain, 24.0% UK, 10.6% Portugal, 2.8% Poland, 4.1% Other Europe, 0.1%DCB Europe, 9.2% US, 18.5% Mexico, 4.2% Brazil, 18.7% Chile, 6.5% Argentina, 0.3% Other South America, 0.9%

21 Cost of risk (%) Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. (*).- PagoNxt’s cost of risk is not provided as we do not consider it a relevant metric for this type of business. Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Retail & Commercial Banking 0.92 0.92 0.95 1.02 1.03 1.03 Digital Consumer Bank 1.81 1.86 2.01 2.04 2.12 2.17 Corporate & Investment Banking 0.16 0.18 0.15 0.10 0.14 0.15 Wealth Management & Insurance 0.09 (0.00) (0.05) (0.08) (0.05) 0.05 Payments 6.72 7.11 7.69 7.22 6.89 7.03 PagoNxt * N/A N/A N/A N/A N/A N/A Cards 6.89 7.27 7.68 7.44 7.10 7.24 TOTAL GROUP 1.05 1.08 1.13 1.18 1.20 1.21 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Europe 0.42 0.42 0.44 0.44 0.41 0.39 Spain 0.62 0.62 0.62 0.62 0.59 0.56 United Kingdom 0.12 0.11 0.12 0.10 0.08 0.08 Portugal 0.06 0.10 0.17 0.20 0.19 0.12 Poland 1.71 1.87 1.98 2.08 1.95 1.81 Digital Consumer Bank Europe 0.48 0.54 0.60 0.62 0.67 0.72 North America 1.62 1.70 1.91 2.05 2.15 2.23 US 1.52 1.57 1.77 1.92 1.98 2.06 Mexico 1.98 2.13 2.34 2.43 2.63 2.71 South America 3.39 3.32 3.30 3.36 3.44 3.50 Brazil 4.84 4.74 4.67 4.77 4.79 4.77 Chile 0.95 0.88 0.87 0.80 0.85 0.97 Argentina 2.97 3.46 4.09 6.64 5.43 4.80

22 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

GRUPO SANTANDER (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	10,185	10,735	11,219	11,122	11,983	11,474	-4.2%	20,920	23,457	+12.1%
Net fee income	3,043	3,060	3,119	2,835	3,240	3,237	-0.1%	6,103	6,477	+6.1%
Gains (losses) on financial transactions and other	707	504	523	595	157	959	—	1,211	1,116	-7.8%
Total revenue	**13,935**	**14,299**	**14,861**	**14,552**	**15,380**	**15,670**	**+1.9%**	**28,234**	**31,050**	**+10.0%**
Operating expenses	(6,145)	(6,334)	(6,482)	(6,464)	(6,547)	(6,366)	-2.8%	(12,479)	(12,913)	+3.5%
Net operating income	**7,790**	**7,965**	**8,379**	**8,088**	**8,833**	**9,304**	**+5.3%**	**15,755**	**18,137**	**+15.1%**
Net loan-loss provisions	(2,873)	(2,898)	(3,266)	(3,421)	(3,125)	(3,118)	-0.2%	(5,771)	(6,243)	+8.2%
Other gains (losses) and provisions	(822)	(833)	(666)	(745)	(1,125)	(1,261)	+12.1%	(1,655)	(2,386)	+44.2%
Profit before tax	**4,095**	**4,234**	**4,447**	**3,922**	**4,583**	**4,925**	**+7.5%**	**8,329**	**9,508**	**+14.2%**
Consolidated profit	**2,865**	**2,970**	**3,176**	**3,198**	**3,115**	**3,477**	**+11.6%**	**5,835**	**6,592**	**+13.0%**
Attributable profit	**2,571**	**2,670**	**2,902**	**2,933**	**2,852**	**3,207**	**+12.4%**	**5,241**	**6,059**	**+15.6%**

Santander

Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

23

GRUPO SANTANDER (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	10,333	10,759	11,182	11,082	11,939	11,518	-3.5%	21,093	23,457	+11.2%
Net fee income	3,076	3,047	3,089	2,816	3,225	3,252	+0.8%	6,124	6,477	+5.8%
Gains (losses) on financial transactions and other	697	497	513	591	158	958	—	1,194	1,116	-6.5%
Total revenue	**14,107**	**14,303**	**14,785**	**14,489**	**15,323**	**15,727**	**+2.6%**	**28,410**	**31,050**	**+9.3%**
Operating expenses	(6,206)	(6,337)	(6,446)	(6,448)	(6,530)	(6,383)	-2.3%	(12,543)	(12,913)	+3.0%
Net operating income	**7,901**	**7,966**	**8,338**	**8,041**	**8,792**	**9,345**	**+6.3%**	**15,867**	**18,137**	**+14.3%**
Net loan-loss provisions	(2,903)	(2,898)	(3,234)	(3,391)	(3,104)	(3,139)	+1.1%	(5,802)	(6,243)	+7.6%
Other gains (losses) and provisions	(836)	(836)	(663)	(746)	(1,121)	(1,265)	+12.8%	(1,672)	(2,386)	+42.7%
Profit before tax	**4,162**	**4,232**	**4,441**	**3,904**	**4,567**	**4,941**	**+8.2%**	**8,394**	**9,508**	**+13.3%**
Consolidated profit	**2,908**	**2,965**	**3,172**	**3,182**	**3,106**	**3,486**	**+12.2%**	**5,873**	**6,592**	**+12.3%**
Attributable profit	**2,613**	**2,671**	**2,897**	**2,922**	**2,843**	**3,216**	**+13.1%**	**5,285**	**6,059**	**+14.7%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

24

25 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

Retail & Commercial Banking (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	5,931	6,470	6,705	6,445	7,145	6,870	-3.8%	12,400	14,015	+13.0%
Net fee income	1,074	1,212	1,196	1,015	1,193	1,173	-1.6%	2,286	2,366	+3.5%
Gains (losses) on financial transactions and other	(85)	(209)	74	(72)	(289)	183	—	(294)	(106)	-63.9%
Total revenue	**6,919**	**7,473**	**7,975**	**7,388**	**8,048**	**8,226**	**+2.2%**	**14,392**	**16,274**	**+13.1%**
Operating expenses	(3,111)	(3,263)	(3,361)	(3,089)	(3,304)	(3,119)	-5.6%	(6,374)	(6,423)	+0.8%
Net operating income	**3,809**	**4,209**	**4,613**	**4,298**	**4,744**	**5,107**	**+7.7%**	**8,018**	**9,851**	**+22.9%**
Net loan-loss provisions	(1,512)	(1,599)	(1,698)	(1,730)	(1,523)	(1,564)	+2.7%	(3,112)	(3,087)	-0.8%
Other gains (losses) and provisions	(566)	(702)	(513)	(619)	(844)	(733)	-13.2%	(1,268)	(1,577)	+24.4%
Profit before tax	**1,731**	**1,908**	**2,402**	**1,949**	**2,376**	**2,810**	**+18.3%**	**3,638**	**5,187**	**+42.6%**
Consolidated profit	**1,290**	**1,325**	**1,820**	**1,627**	**1,597**	**1,945**	**+21.8%**	**2,615**	**3,542**	**+35.4%**
Attributable profit	**1,196**	**1,226**	**1,706**	**1,532**	**1,503**	**1,824**	**+21.4%**	**2,421**	**3,326**	**+37.4%**

Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).
In Q1 2024, we incorporated some adjustments into the quarterly series relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments did not affect results at the Group level, nor did they affect the full-year results of Retail & Commercial Banking and CIB.

Santander

26

Retail & Commercial Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	6,066	6,495	6,684	6,427	7,113	6,902	-3.0%	12,561	14,015	+11.6%
Net fee income	1,088	1,206	1,183	1,007	1,185	1,181	-0.4%	2,294	2,366	+3.1%
Gains (losses) on financial transactions and other	(93)	(215)	75	(72)	(288)	182	—	(308)	(106)	-65.5%
Total revenue	**7,060**	**7,486**	**7,942**	**7,362**	**8,010**	**8,264**	**+3.2%**	**14,546**	**16,274**	**+11.9%**
Operating expenses	(3,159)	(3,260)	(3,333)	(3,082)	(3,290)	(3,133)	-4.8%	(6,418)	(6,423)	+0.1%
Net operating income	**3,902**	**4,226**	**4,609**	**4,279**	**4,720**	**5,130**	**+8.7%**	**8,128**	**9,851**	**+21.2%**
Net loan-loss provisions	(1,535)	(1,594)	(1,675)	(1,709)	(1,509)	(1,579)	+4.6%	(3,129)	(3,087)	-1.3%
Other gains (losses) and provisions	(576)	(707)	(511)	(620)	(841)	(736)	-12.5%	(1,283)	(1,577)	+22.9%
Profit before tax	**1,791**	**1,926**	**2,424**	**1,950**	**2,371**	**2,816**	**+18.8%**	**3,717**	**5,187**	**+39.5%**
Consolidated profit	**1,330**	**1,331**	**1,835**	**1,623**	**1,594**	**1,948**	**+22.2%**	**2,661**	**3,542**	**+33.1%**
Attributable profit	**1,232**	**1,234**	**1,716**	**1,531**	**1,500**	**1,827**	**+21.8%**	**2,466**	**3,326**	**+34.9%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).
In Q1 2024, we incorporated some adjustments into the quarterly series relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments did not affect results at the Group level, nor did they affect the full-year results of Retail & Commercial Banking and CIB.

Santander

27

28 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 2,546 2,477 2,600 2,598 2,710 2,655 -2.0% 5,024 5,364 +6.8% Net fee income 288 295 316 330 354 387 +9.2% 584 742 +27.1% Gains (losses) on financial transactions and other 227 193 199 228 120 222 +84.6% 419 343 -18.2% Total revenue 3,061 2,965 3,115 3,155 3,185 3,264 +2.5% 6,026 6,449 +7.0% Operating expenses (1,317) (1,291) (1,284) (1,371) (1,311) (1,307) -0.3% (2,608) (2,618) +0.4% Net operating income 1,744 1,675 1,831 1,784 1,874 1,957 +4.5% 3,419 3,831 +12.1% Net loan-loss provisions (916) (887) (1,177) (1,126) (1,137) (1,055) -7.2% (1,804) (2,193) +21.6% Other gains (losses) and provisions (71) (39) (78) (60) (118) (180) +52.5% (111) (298) +168.3% Profit before tax 756 748 576 597 619 722 +16.7% 1,504 1,341 -10.8% Consolidated profit 587 635 489 540 537 668 +24.5% 1,222 1,205 -1.4% Attributable profit 488 539 417 457 464 606 +30.6% 1,027 1,070 +4.2% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Digital Consumer Bank (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	2,541	2,485	2,601	2,588	2,708	2,656	-1.9%	5,026	5,364	+6.7%
Net fee income	289	296	315	329	354	388	+9.7%	585	742	+26.8%
Gains (losses) on financial transactions and other	226	194	200	228	121	222	+83.7%	420	343	-18.4%
Total revenue	**3,057**	**2,974**	**3,116**	**3,145**	**3,183**	**3,266**	**+2.6%**	**6,031**	**6,449**	**+6.9%**
Operating expenses	(1,314)	(1,296)	(1,286)	(1,369)	(1,312)	(1,306)	-0.5%	(2,610)	(2,618)	+0.3%
Net operating income	**1,742**	**1,679**	**1,830**	**1,777**	**1,871**	**1,960**	**+4.8%**	**3,421**	**3,831**	**+12.0%**
Net loan-loss provisions	(914)	(893)	(1,175)	(1,120)	(1,136)	(1,057)	-7.0%	(1,806)	(2,193)	+21.4%
Other gains (losses) and provisions	(73)	(40)	(78)	(61)	(118)	(180)	+52.9%	(113)	(298)	+164.4%
Profit before tax	**756**	**746**	**578**	**596**	**618**	**723**	**+17.1%**	**1,503**	**1,341**	**-10.7%**
Consolidated profit	**587**	**634**	**491**	**538**	**536**	**669**	**+24.7%**	**1,221**	**1,205**	**-1.3%**
Attributable profit	**487**	**539**	**419**	**456**	**464**	**606**	**+30.8%**	**1,026**	**1,070**	**+4.3%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Santander

29

Corporate & Investment Banking (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	844	826	888	1,037	1,062	969	-8.7%	1,670	2,031	+21.6%
Net fee income	606	536	517	471	654	626	-4.3%	1,142	1,280	+12.0%
Gains (losses) on financial transactions and other	554	590	463	196	397	481	+21.1%	1,144	877	-23.3%
Total revenue	**2,004**	**1,952**	**1,867**	**1,703**	**2,112**	**2,076**	**-1.7%**	**3,956**	**4,188**	**+5.9%**
Operating expenses	(741)	(771)	(865)	(1,010)	(888)	(930)	+4.7%	(1,512)	(1,817)	+20.2%
Net operating income	**1,263**	**1,181**	**1,003**	**694**	**1,225**	**1,146**	**-6.4%**	**2,444**	**2,371**	**-3.0%**
Net loan-loss provisions	24	(31)	49	(206)	(40)	(56)	+38.3%	(7)	(96)	—
Other gains (losses) and provisions	(104)	(28)	(28)	(21)	(78)	(46)	-40.8%	(131)	(124)	-5.5%
Profit before tax	**1,183**	**1,122**	**1,023**	**466**	**1,107**	**1,044**	**-5.6%**	**2,305**	**2,151**	**-6.7%**
Consolidated profit	**807**	**800**	**717**	**334**	**760**	**746**	**-1.8%**	**1,607**	**1,506**	**-6.2%**
Attributable profit	**742**	**736**	**667**	**295**	**705**	**700**	**-0.8%**	**1,478**	**1,405**	**-4.9%**

Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

In Q1 2024, we incorporated some adjustments into the quarterly series relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments did not affect results at the Group level, nor did they affect the full-year results of Retail & Commercial Banking and CIB.

Santander

30

Corporate & Investment Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	846	819	881	1,031	1,057	974	-7.9%	1,665	2,031	+22.0%
Net fee income	611	536	514	468	653	627	-4.0%	1,147	1,280	+11.6%
Gains (losses) on financial transactions and other	552	587	453	192	397	481	+21.2%	1,139	877	-22.9%
Total revenue	**2,009**	**1,941**	**1,849**	**1,691**	**2,107**	**2,081**	**-1.2%**	**3,950**	**4,188**	**+6.0%**
Operating expenses	(746)	(772)	(862)	(1,007)	(887)	(930)	+4.8%	(1,518)	(1,817)	+19.7%
Net operating income	**1,263**	**1,169**	**987**	**684**	**1,220**	**1,151**	**-5.6%**	**2,432**	**2,371**	**-2.5%**
Net loan-loss provisions	24	(32)	45	(204)	(40)	(56)	+39.4%	(9)	(96)	—
Other gains (losses) and provisions	(105)	(27)	(28)	(21)	(78)	(46)	-40.8%	(133)	(124)	-6.4%
Profit before tax	**1,181**	**1,110**	**1,004**	**460**	**1,102**	**1,049**	**-4.8%**	**2,291**	**2,151**	**-6.1%**
Consolidated profit	**805**	**792**	**705**	**331**	**757**	**749**	**-1.0%**	**1,597**	**1,506**	**-5.7%**
Attributable profit	**742**	**731**	**656**	**292**	**703**	**703**	**-0.0%**	**1,473**	**1,405**	**-4.6%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).
In Q1 2024, we incorporated some adjustments into the quarterly series relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments did not affect results at the Group level, nor did they affect the full-year results of Retail & Commercial Banking and CIB.

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32 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 334 392 409 377 423 404 -4.4% 726 827 +13.8% Net fee income 308 317 318 319 364 355 -2.6% 625 719 +14.9% Gains (losses) on financial transactions and other 116 121 110 88 105 138 +31.7% 237 243 +2.7% Total revenue 758 830 838 784 892 897 +0.6% 1,589 1,789 +12.6% Operating expenses (291) (293) (297) (335) (306) (309) +0.9% (584) (615) +5.5% Net operating income 467 538 540 449 585 588 +0.4% 1,005 1,173 +16.7% Net loan-loss provisions 1 14 (3) 5 (4) (10) +147.5% 15 (14) — Other gains (losses) and provisions (24) (11) 0 17 (24) (5) -78.4% (35) (30) -15.6% Profit before tax 444 541 537 471 557 573 +2.9% 985 1,130 +14.7% Consolidated profit 335 415 412 378 420 436 +3.9% 750 856 +14.2% Attributable profit 316 395 397 358 400 417 +4.2% 711 818 +15.0% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

33 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 336 393 409 377 423 404 -4.4% 729 827 +13.4% Net fee income 310 317 317 319 364 355 -2.6% 627 719 +14.6% Gains (losses) on financial transactions and other 117 121 108 88 105 139 +32.9% 238 243 +2.2% Total revenue 764 831 834 783 891 898 +0.7% 1,594 1,789 +12.2% Operating expenses (292) (293) (297) (335) (306) (309) +1.0% (585) (615) +5.2% Net operating income 471 538 537 448 585 588 +0.6% 1,009 1,173 +16.2% Net loan-loss provisions 1 14 (3) 5 (4) (10) +147.9% 15 (14) — Other gains (losses) and provisions (24) (11) 0 17 (24) (5) -78.4% (35) (30) -15.9% Profit before tax 448 541 534 470 556 573 +3.1% 989 1,130 +14.2% Consolidated profit 339 415 409 377 420 437 +4.1% 754 856 +13.6% Attributable profit 320 395 395 358 400 418 +4.5% 715 818 +14.3% Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

34 Payments (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 582 611 649 582 675 645 -4.5% 1,194 1,320 +10.6% Net fee income 770 703 772 708 676 695 +2.7% 1,472 1,371 -6.9% Gains (losses) on financial transactions and other (36) (17) (44) 19 2 8 +309.0% (53) 10 — Total revenue 1,316 1,297 1,376 1,309 1,353 1,347 -0.4% 2,613 2,701 +3.4% Operating expenses (589) (623) (581) (550) (650) (615) -5.4% (1,212) (1,266) +4.4% Net operating income 726 674 795 759 703 732 +4.1% 1,400 1,435 +2.5% Net loan-loss provisions (471) (397) (435) (363) (418) (434) +3.7% (868) (852) -1.8% Other gains (losses) and provisions (14) (21) (18) (31) (20) (257) — (35) (277) — Profit before tax 241 256 342 365 265 41 -84.4% 498 306 -38.5% Consolidated profit 124 137 202 233 159 (68) — 261 91 -65.2% Attributable profit 107 116 179 204 137 (89) — 223 49 -78.1% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Payments (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	595	610	638	576	669	651	-2.6%	1,205	1,320	+9.5%
Net fee income	782	696	758	700	671	700	+4.4%	1,478	1,371	-7.3%
Gains (losses) on financial transactions and other	(36)	(18)	(44)	19	2	8	+279.5%	(54)	10	—
Total revenue	**1,341**	**1,289**	**1,353**	**1,296**	**1,341**	**1,359**	**+1.3%**	**2,630**	**2,701**	**+2.7%**
Operating expenses	(599)	(623)	(576)	(547)	(648)	(618)	-4.6%	(1,222)	(1,266)	+3.6%
Net operating income	**742**	**666**	**777**	**749**	**694**	**741**	**+6.8%**	**1,408**	**1,435**	**+1.9%**
Net loan-loss provisions	(482)	(395)	(426)	(362)	(414)	(438)	+6.0%	(877)	(852)	-2.8%
Other gains (losses) and provisions	(14)	(21)	(18)	(31)	(20)	(257)	—	(35)	(277)	—
Profit before tax	**246**	**250**	**333**	**355**	**261**	**46**	**-82.5%**	**495**	**306**	**-38.2%**
Consolidated profit	**126**	**133**	**197**	**226**	**156**	**(66)**	**—**	**260**	**91**	**-65.0%**
Attributable profit	**110**	**114**	**175**	**199**	**135**	**(86)**	**—**	**224**	**49**	**-78.2%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

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36 PagoNxt (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 9 22 24 38 31 31 +2.0% 31 62 +97.7% Net fee income 218 228 255 253 224 233 +4.0% 446 456 +2.2% Gains (losses) on financial transactions and other 16 27 19 30 29 36 +25.2% 43 65 +50.7% Total revenue 244 277 298 321 283 300 +5.9% 521 583 +12.0% Operating expenses (278) (295) (251) (268) (304) (297) -2.6% (572) (601) +5.0% Net operating income (34) (18) 48 53 (21) 4 — (51) (18) -65.9% Net loan-loss provisions (6) (6) (10) (1) (4) (5) +36.4% (12) (9) -26.1% Other gains (losses) and provisions (2) (10) (6) (23) (2) (256) — (13) (259) — Profit before tax (43) (34) 31 29 (27) (258) — (77) (286) +273.3% Consolidated profit (57) (48) 6 23 (37) (265) — (105) (302) +187.9% Attributable profit (55) (48) 3 23 (39) (265) — (103) (304) +195.8% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

37 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 10 22 24 37 30 32 +5.5% 32 62 +96.8% Net fee income 222 226 250 249 222 235 +5.8% 447 456 +2.0% Gains (losses) on financial transactions and other 16 27 19 30 29 36 +25.3% 43 65 +49.4% Total revenue 247 275 293 316 281 303 +7.7% 522 583 +11.7% Operating expenses (280) (293) (247) (265) (303) (298) -1.7% (573) (601) +4.9% Net operating income (32) (18) 45 51 (22) 5 — (50) (18) -65.1% Net loan-loss provisions (6) (6) (10) (1) (4) (5) +41.0% (12) (9) -26.1% Other gains (losses) and provisions (2) (10) (6) (23) (2) (257) — (12) (259) — Profit before tax (41) (34) 29 27 (28) (257) — (75) (286) +279.5% Consolidated profit (56) (48) 5 22 (38) (264) — (104) (302) +190.1% Attributable profit (54) (48) 1 22 (40) (264) — (102) (304) +198.5% Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

38 Cards (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 573 589 625 544 644 613 -4.8% 1,162 1,258 +8.2% Net fee income 551 475 517 456 452 462 +2.1% 1,026 915 -10.8% Gains (losses) on financial transactions and other (52) (44) (63) (11) (27) (28) +5.3% (96) (55) -42.5% Total revenue 1,072 1,020 1,078 988 1,070 1,047 -2.1% 2,092 2,117 +1.2% Operating expenses (312) (328) (331) (282) (346) (319) -7.9% (640) (665) +3.9% Net operating income 760 692 747 706 724 728 +0.6% 1,452 1,452 +0.0% Net loan-loss provisions (465) (391) (425) (361) (414) (428) +3.4% (856) (843) -1.5% Other gains (losses) and provisions (11) (11) (11) (8) (17) (0) -97.7% (22) (18) -20.2% Profit before tax 284 290 311 337 292 300 +2.5% 574 592 +3.1% Consolidated profit 181 185 196 210 196 196 +0.2% 366 392 +7.2% Attributable profit 162 164 177 181 177 176 -0.1% 326 353 +8.3% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Cards (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	586	588	615	539	638	619	-3.0%	1,174	1,258	+7.2%
Net fee income	560	471	508	452	449	466	+3.7%	1,031	915	-11.3%
Gains (losses) on financial transactions and other	(52)	(45)	(63)	(11)	(27)	(28)	+6.3%	(97)	(55)	-43.0%
Total revenue	**1,094**	**1,014**	**1,060**	**980**	**1,061**	**1,057**	**-0.4%**	**2,108**	**2,117**	**+0.5%**
Operating expenses	(320)	(330)	(328)	(282)	(345)	(320)	-7.1%	(650)	(665)	+2.3%
Net operating income	**774**	**684**	**732**	**698**	**716**	**736**	**+2.8%**	**1,458**	**1,452**	**-0.4%**
Net loan-loss provisions	(476)	(389)	(416)	(361)	(410)	(433)	+5.6%	(864)	(843)	-2.5%
Other gains (losses) and provisions	(12)	(11)	(11)	(8)	(17)	(0)	-97.4%	(23)	(18)	-21.8%
Profit before tax	**287**	**284**	**304**	**328**	**289**	**303**	**+4.9%**	**571**	**592**	**+3.7%**
Consolidated profit	**182**	**181**	**192**	**205**	**194**	**198**	**+2.2%**	**363**	**392**	**+7.9%**
Attributable profit	**164**	**162**	**174**	**177**	**175**	**178**	**+1.9%**	**326**	**353**	**+8.5%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

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40 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income (52) (42) (30) 83 (31) (69) +123.1% (94) (100) +6.4% Net fee income (3) (3) 1 (8) (1) 2 — (7) 1 — Gains (losses) on financial transactions and other (69) (172) (279) 136 (178) (74) -58.5% (242) (251) +4.1% Total revenue (124) (218) (308) 212 (210) (140) -33.1% (342) (350) +2.5% Operating expenses (95) (95) (94) (108) (87) (86) -1.3% (189) (174) -8.1% Net operating income (219) (312) (402) 104 (297) (227) -23.7% (531) (524) -1.3% Net loan-loss provisions 3 1 (1) (1) (2) (0) -96.8% 4 (2) — Other gains (losses) and provisions (44) (30) (30) (30) (41) (40) -2.7% (74) (80) +8.7% Profit before tax (260) (341) (433) 73 (340) (266) -21.6% (601) (606) +0.8% Consolidated profit (279) (341) (464) 87 (357) (252) -29.6% (620) (609) -1.7% Attributable profit (279) (341) (464) 87 (357) (252) -29.6% (620) (609) -1.7%

41 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

42 Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 3,597 3,968 4,222 4,123 4,123 4,165 +1.0% 7,565 8,288 +9.6% Net fee income 1,168 1,076 1,084 1,071 1,202 1,167 -2.9% 2,244 2,368 +5.5% Gains (losses) on financial transactions and other 406 249 458 17 484 578 +19.4% 655 1,062 +62.2% Total revenue 5,171 5,293 5,765 5,211 5,809 5,910 +1.7% 10,464 11,718 +12.0% Operating expenses (2,167) (2,215) (2,291) (2,357) (2,305) (2,297) -0.3% (4,382) (4,602) +5.0% Net operating income 3,004 3,078 3,474 2,854 3,504 3,612 +3.1% 6,081 7,116 +17.0% Net loan-loss provisions (642) (646) (662) (582) (484) (532) +9.9% (1,289) (1,017) -21.1% Other gains (losses) and provisions (516) (389) (361) (415) (582) (535) -8.1% (905) (1,116) +23.4% Profit before tax 1,846 2,042 2,451 1,856 2,438 2,545 +4.4% 3,888 4,983 +28.2% Consolidated profit 1,269 1,428 1,753 1,374 1,642 1,731 +5.5% 2,697 3,373 +25.1% Attributable profit 1,189 1,347 1,640 1,306 1,541 1,647 +6.9% 2,536 3,187 +25.7%

43 Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 3,692 4,023 4,259 4,156 4,128 4,160 +0.8% 7,716 8,288 +7.4% Net fee income 1,184 1,085 1,091 1,075 1,203 1,166 -3.1% 2,269 2,368 +4.4% Gains (losses) on financial transactions and other 405 250 461 17 484 578 +19.4% 656 1,062 +62.0% Total revenue 5,282 5,359 5,811 5,248 5,814 5,904 +1.5% 10,640 11,718 +10.1% Operating expenses (2,207) (2,239) (2,304) (2,373) (2,307) (2,295) -0.5% (4,446) (4,602) +3.5% Net operating income 3,075 3,120 3,507 2,875 3,507 3,609 +2.9% 6,195 7,116 +14.9% Net loan-loss provisions (658) (658) (668) (588) (485) (532) +9.6% (1,316) (1,017) -22.7% Other gains (losses) and provisions (523) (394) (364) (421) (582) (534) -8.2% (917) (1,116) +21.8% Profit before tax 1,894 2,069 2,474 1,867 2,440 2,543 +4.2% 3,963 4,983 +25.8% Consolidated profit 1,304 1,448 1,771 1,381 1,644 1,730 +5.2% 2,752 3,373 +22.6% Attributable profit 1,217 1,362 1,653 1,312 1,542 1,645 +6.7% 2,579 3,187 +23.6%

44 Spain (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,460 1,701 1,741 1,738 1,816 1,840 +1.3% 3,161 3,656 +15.6% Net fee income 752 661 635 652 746 738 -1.1% 1,413 1,484 +5.0% Gains (losses) on financial transactions and other 335 204 302 (48) 455 471 +3.5% 539 925 +71.8% Total revenue 2,547 2,566 2,678 2,341 3,016 3,048 +1.1% 5,113 6,065 +18.6% Operating expenses (1,014) (1,025) (1,088) (1,100) (1,032) (1,033) +0.1% (2,039) (2,065) +1.3% Net operating income 1,533 1,540 1,591 1,241 1,984 2,015 +1.6% 3,074 3,999 +30.1% Net loan-loss provisions (415) (389) (377) (342) (331) (327) -1.2% (803) (658) -18.1% Other gains (losses) and provisions (379) (212) (201) (191) (417) (244) -41.6% (591) (660) +11.7% Profit before tax 739 940 1,013 707 1,236 1,445 +16.9% 1,679 2,681 +59.7% Consolidated profit 466 666 722 516 772 984 +27.5% 1,132 1,756 +55.1% Attributable profit 466 666 722 516 772 984 +27.5% 1,132 1,756 +55.1%

45 United Kingdom (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,283 1,300 1,344 1,225 1,185 1,196 +0.9% 2,583 2,381 -7.8% Net fee income 83 84 97 74 79 64 -19.0% 167 142 -14.8% Gains (losses) on financial transactions and other 2 6 45 (19) (7) 0 — 9 (7) — Total revenue 1,368 1,391 1,486 1,280 1,257 1,260 +0.2% 2,759 2,516 -8.8% Operating expenses (674) (689) (684) (698) (734) (717) -2.3% (1,363) (1,451) +6.5% Net operating income 694 702 803 581 523 542 +3.8% 1,395 1,065 -23.7% Net loan-loss provisions (59) (44) (126) (18) (17) (44) +153.4% (103) (61) -40.6% Other gains (losses) and provisions (92) (73) (92) (168) (91) (64) -29.6% (165) (155) -6.3% Profit before tax 542 585 585 396 415 434 +4.8% 1,127 849 -24.7% Consolidated profit 395 423 425 301 305 325 +6.5% 818 630 -23.0% Attributable profit 395 423 425 301 305 325 +6.5% 818 630 -23.0%

46 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,326 1,323 1,352 1,242 1,187 1,194 +0.5% 2,648 2,381 -10.1% Net fee income 85 86 98 75 79 64 -19.3% 171 142 -16.9% Gains (losses) on financial transactions and other 3 6 46 (20) (7) 0 — 9 (7) — Total revenue 1,413 1,415 1,496 1,297 1,259 1,257 -0.1% 2,828 2,516 -11.0% Operating expenses (697) (701) (687) (708) (735) (716) -2.6% (1,398) (1,451) +3.8% Net operating income 717 714 808 589 524 541 +3.4% 1,431 1,065 -25.6% Net loan-loss provisions (61) (45) (128) (18) (17) (44) +152.8% (106) (61) -42.1% Other gains (losses) and provisions (95) (74) (93) (170) (91) (64) -29.9% (169) (155) -8.6% Profit before tax 560 595 588 401 415 434 +4.5% 1,155 849 -26.5% Consolidated profit 408 430 428 305 306 324 +6.1% 839 630 -24.9% Attributable profit 408 430 428 305 306 324 +6.1% 839 630 -24.9%

47 United Kingdom (GBP mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,133 1,130 1,156 1,061 1,015 1,020 +0.5% 2,263 2,035 -10.1% Net fee income 73 73 83 64 67 54 -19.3% 146 122 -16.9% Gains (losses) on financial transactions and other 2 5 39 (17) (6) 0 — 8 (6) — Total revenue 1,208 1,209 1,278 1,109 1,076 1,075 -0.1% 2,417 2,151 -11.0% Operating expenses (595) (599) (587) (605) (629) (612) -2.6% (1,195) (1,240) +3.8% Net operating income 613 610 691 504 447 463 +3.4% 1,223 910 -25.6% Net loan-loss provisions (52) (38) (109) (16) (15) (38) +152.8% (91) (52) -42.1% Other gains (losses) and provisions (82) (63) (79) (145) (78) (54) -29.9% (145) (132) -8.6% Profit before tax 479 509 503 343 355 371 +4.5% 987 726 -26.5% Consolidated profit 349 368 365 261 261 277 +6.1% 717 538 -24.9% Attributable profit 349 368 365 261 261 277 +6.1% 717 538 -24.9%

48 Portugal (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 261 314 439 451 431 413 -4.1% 575 844 +46.8% Net fee income 124 111 117 111 127 115 -9.4% 235 242 +3.0% Gains (losses) on financial transactions and other 20 (6) 18 21 26 30 +15.1% 14 56 +300.0% Total revenue 405 419 575 584 584 558 -4.4% 824 1,142 +38.6% Operating expenses (132) (132) (137) (141) (134) (134) -0.2% (265) (267) +1.1% Net operating income 273 286 438 443 450 425 -5.7% 559 874 +56.4% Net loan-loss provisions (14) (20) (25) (18) (7) 5 — (34) (2) -93.1% Other gains (losses) and provisions 1 (42) (7) (1) (3) (36) — (41) (39) -6.3% Profit before tax 261 223 406 423 440 394 -10.6% 484 834 +72.2% Consolidated profit 180 142 284 293 303 260 -14.2% 322 564 +75.2% Attributable profit 180 142 283 292 303 260 -14.3% 321 563 +75.2%

49 Poland (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 586 623 662 673 686 697 +1.7% 1,209 1,384 +14.4% Net fee income 145 144 148 153 176 163 -7.2% 289 339 +17.3% Gains (losses) on financial transactions and other (2) 13 25 13 (28) 17 — 12 (11) — Total revenue 729 780 835 838 834 878 +5.3% 1,509 1,711 +13.4% Operating expenses (197) (207) (217) (240) (229) (237) +3.6% (405) (466) +15.3% Net operating income 531 573 617 598 605 640 +5.9% 1,105 1,245 +12.7% Net loan-loss provisions (151) (191) (132) (199) (130) (166) +27.6% (343) (297) -13.4% Other gains (losses) and provisions (44) (61) (60) (88) (62) (108) +74.0% (105) (170) +60.9% Profit before tax 336 321 425 310 412 366 -11.1% 657 779 +18.6% Consolidated profit 247 236 319 213 314 258 -17.7% 484 572 +18.2% Attributable profit 167 155 208 145 213 173 -18.8% 321 386 +20.3%

50 Poland (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 639 656 691 689 689 695 +0.9% 1,295 1,384 +6.9% Net fee income 158 151 154 156 176 162 -7.9% 309 339 +9.5% Gains (losses) on financial transactions and other (2) 14 26 13 (28) 17 — 12 (11) — Total revenue 795 821 871 858 837 875 +4.5% 1,617 1,711 +5.9% Operating expenses (215) (218) (227) (247) (230) (236) +2.9% (433) (466) +7.6% Net operating income 580 603 644 611 607 638 +5.1% 1,183 1,245 +5.2% Net loan-loss provisions (165) (202) (137) (205) (131) (166) +26.7% (367) (297) -19.2% Other gains (losses) and provisions (48) (65) (63) (91) (62) (107) +72.9% (113) (170) +50.2% Profit before tax 366 337 445 316 414 365 -11.9% 703 779 +10.7% Consolidated profit 270 248 334 216 315 257 -18.4% 518 572 +10.4% Attributable profit 182 162 217 147 214 172 -19.5% 344 386 +12.3%

51 Poland (PLN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 2,759 2,830 2,980 2,972 2,973 2,999 +0.9% 5,589 5,972 +6.9% Net fee income 682 653 665 675 761 700 -7.9% 1,335 1,461 +9.5% Gains (losses) on financial transactions and other (9) 62 114 56 (122) 75 — 54 (47) — Total revenue 3,432 3,545 3,760 3,703 3,611 3,775 +4.5% 6,977 7,386 +5.9% Operating expenses (930) (941) (978) (1,065) (992) (1,021) +2.9% (1,870) (2,013) +7.6% Net operating income 2,502 2,604 2,782 2,638 2,619 2,754 +5.1% 5,107 5,374 +5.2% Net loan-loss provisions (713) (871) (591) (885) (565) (716) +26.7% (1,584) (1,280) -19.2% Other gains (losses) and provisions (208) (279) (271) (392) (268) (464) +72.9% (487) (732) +50.2% Profit before tax 1,581 1,454 1,920 1,362 1,786 1,575 -11.9% 3,036 3,361 +10.7% Consolidated profit 1,165 1,070 1,440 932 1,359 1,108 -18.4% 2,235 2,467 +10.4% Attributable profit 785 700 938 634 924 744 -19.5% 1,485 1,667 +12.3%

52 Other Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 7 30 36 36 5 19 +293.2% 37 24 -35.4% Net fee income 65 75 87 81 74 87 +16.7% 140 161 +14.9% Gains (losses) on financial transactions and other 50 32 68 51 39 60 +54.1% 82 99 +20.6% Total revenue 122 137 191 168 118 166 +40.3% 259 284 +9.5% Operating expenses (150) (161) (166) (177) (175) (176) +0.5% (311) (351) +13.1% Net operating income (28) (24) 26 (9) (57) (10) -81.7% (52) (68) +31.0% Net loan-loss provisions (3) (2) (3) (4) 1 0 -87.2% (6) 2 — Other gains (losses) and provisions (1) (1) (1) 33 (9) (84) — (2) (93) — Profit before tax (32) (27) 22 20 (65) (94) +44.4% (59) (159) +168.1% Consolidated profit (20) (38) 4 50 (52) (96) +82.4% (59) (148) +151.7% Attributable profit (19) (38) 3 52 (53) (95) +80.8% (57) (147) +159.3%

53 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 6 30 36 36 5 19 +274.3% 37 24 -35.3% Net fee income 65 75 87 81 75 87 +16.2% 140 161 +14.9% Gains (losses) on financial transactions and other 50 32 68 51 39 60 +53.4% 82 99 +20.6% Total revenue 121 138 192 167 119 165 +39.4% 259 284 +9.6% Operating expenses (149) (162) (166) (177) (176) (176) +0.2% (311) (351) +13.1% Net operating income (28) (24) 26 (9) (57) (11) -81.3% (52) (68) +30.9% Net loan-loss provisions (3) (2) (3) (4) 1 0 -87.8% (6) 2 — Other gains (losses) and provisions (1) (1) (1) 33 (9) (84) — (2) (93) — Profit before tax (33) (27) 22 19 (65) (94) +45.1% (59) (159) +167.9% Consolidated profit (21) (38) 4 50 (52) (96) +83.2% (59) (148) +151.5% Attributable profit (19) (38) 3 51 (52) (95) +81.6% (57) (147) +159.2%

54 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,029 1,011 1,069 1,083 1,095 1,092 -0.2% 2,040 2,187 +7.2% Net fee income 191 203 210 192 220 231 +5.2% 394 451 +14.4% Gains (losses) on financial transactions and other 123 101 132 158 95 120 +26.1% 224 216 -3.5% Total revenue 1,343 1,315 1,411 1,433 1,410 1,444 +2.4% 2,658 2,854 +7.4% Operating expenses (659) (655) (652) (652) (665) (655) -1.5% (1,314) (1,319) +0.4% Net operating income 684 660 759 781 745 789 +5.9% 1,344 1,534 +14.2% Net loan-loss provisions (193) (222) (225) (152) (276) (308) +11.9% (415) (584) +40.7% Other gains (losses) and provisions (43) 43 (25) (47) (69) (124) +80.7% (1) (193) — Profit before tax 447 481 509 582 401 356 -11.1% 928 757 -18.4% Consolidated profit 337 364 376 449 297 279 -6.3% 701 576 -17.8% Attributable profit 244 277 302 376 229 224 -2.1% 521 453 -13.1%

55 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,031 1,017 1,071 1,088 1,094 1,093 -0.1% 2,048 2,187 +6.8% Net fee income 191 204 211 192 220 231 +5.2% 395 451 +14.1% Gains (losses) on financial transactions and other 123 102 132 158 95 120 +26.2% 225 216 -4.0% Total revenue 1,346 1,322 1,414 1,438 1,409 1,444 +2.5% 2,668 2,854 +7.0% Operating expenses (660) (658) (653) (653) (664) (655) -1.4% (1,317) (1,319) +0.1% Net operating income 686 665 761 785 745 789 +6.0% 1,350 1,534 +13.6% Net loan-loss provisions (193) (226) (225) (153) (276) (309) +12.0% (419) (584) +39.5% Other gains (losses) and provisions (44) 42 (25) (48) (69) (124) +80.3% (3) (193) — Profit before tax 449 481 511 584 401 357 -10.9% 929 757 -18.5% Consolidated profit 338 365 377 450 297 279 -6.1% 702 576 -17.9% Attributable profit 244 278 303 377 229 224 -1.9% 521 453 -13.2%

56 North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 2,448 2,483 2,602 2,626 2,611 2,636 +1.0% 4,931 5,247 +6.4% Net fee income 521 555 560 555 638 662 +3.7% 1,077 1,300 +20.7% Gains (losses) on financial transactions and other 172 237 228 185 236 256 +8.4% 409 492 +20.3% Total revenue 3,141 3,276 3,391 3,366 3,485 3,554 +2.0% 6,417 7,039 +9.7% Operating expenses (1,500) (1,560) (1,648) (1,758) (1,661) (1,691) +1.8% (3,060) (3,352) +9.6% Net operating income 1,641 1,716 1,743 1,608 1,824 1,863 +2.1% 3,357 3,686 +9.8% Net loan-loss provisions (808) (722) (1,077) (1,126) (985) (908) -7.8% (1,530) (1,893) +23.7% Other gains (losses) and provisions (19) (69) (37) (14) (63) (144) +129.9% (88) (207) +136.8% Profit before tax 815 925 629 469 776 810 +4.3% 1,739 1,586 -8.8% Consolidated profit 640 719 555 454 645 703 +9.0% 1,359 1,348 -0.8% Attributable profit 627 719 554 454 644 703 +9.1% 1,346 1,347 +0.1%

57 North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 2,518 2,535 2,619 2,646 2,613 2,634 +0.8% 5,053 5,247 +3.8% Net fee income 546 571 563 562 638 661 +3.6% 1,117 1,300 +16.3% Gains (losses) on financial transactions and other 170 243 229 185 237 255 +7.8% 413 492 +19.0% Total revenue 3,235 3,349 3,411 3,392 3,488 3,551 +1.8% 6,584 7,039 +6.9% Operating expenses (1,537) (1,592) (1,658) (1,771) (1,663) (1,689) +1.6% (3,130) (3,352) +7.1% Net operating income 1,697 1,757 1,752 1,622 1,825 1,861 +2.0% 3,454 3,686 +6.7% Net loan-loss provisions (824) (738) (1,083) (1,129) (986) (907) -8.1% (1,562) (1,893) +21.2% Other gains (losses) and provisions (20) (69) (37) (14) (63) (144) +129.1% (89) (207) +132.1% Profit before tax 854 949 632 478 776 810 +4.5% 1,803 1,586 -12.0% Consolidated profit 668 738 558 461 645 703 +9.0% 1,406 1,348 -4.1% Attributable profit 654 737 557 461 644 703 +9.1% 1,392 1,347 -3.2%

58 United States (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,465 1,436 1,414 1,428 1,396 1,428 +2.2% 2,901 2,824 -2.6% Net fee income 190 200 189 187 267 272 +2.1% 390 539 +38.3% Gains (losses) on financial transactions and other 173 161 215 152 205 201 -2.4% 333 406 +21.8% Total revenue 1,827 1,797 1,818 1,767 1,869 1,900 +1.7% 3,624 3,769 +4.0% Operating expenses (912) (887) (915) (964) (940) (963) +2.4% (1,799) (1,903) +5.8% Net operating income 915 910 903 802 929 938 +1.0% 1,825 1,866 +2.3% Net loan-loss provisions (567) (438) (764) (824) (615) (556) -9.7% (1,005) (1,171) +16.5% Other gains (losses) and provisions (2) (55) (21) 4 (40) (43) +7.7% (57) (83) +45.1% Profit before tax 346 417 119 (18) 274 339 +23.8% 762 612 -19.7% Consolidated profit 300 367 198 67 279 385 +37.7% 667 664 -0.4% Attributable profit 300 367 198 67 279 385 +37.7% 667 664 -0.4%

59 United States (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,454 1,445 1,423 1,421 1,402 1,422 +1.4% 2,899 2,824 -2.6% Net fee income 188 202 191 186 268 271 +1.3% 390 539 +38.3% Gains (losses) on financial transactions and other 171 162 216 151 206 200 -3.2% 333 406 +21.9% Total revenue 1,813 1,808 1,830 1,758 1,876 1,893 +0.9% 3,622 3,769 +4.1% Operating expenses (905) (892) (921) (960) (944) (959) +1.6% (1,798) (1,903) +5.8% Net operating income 908 916 909 798 933 934 +0.1% 1,824 1,866 +2.3% Net loan-loss provisions (563) (441) (767) (821) (618) (553) -10.4% (1,005) (1,171) +16.5% Other gains (losses) and provisions (2) (55) (21) 4 (40) (43) +6.9% (57) (83) +45.2% Profit before tax 343 419 121 (19) 275 338 +22.9% 762 612 -19.6% Consolidated profit 298 369 200 66 281 384 +36.7% 667 664 -0.3% Attributable profit 298 369 200 66 281 384 +36.7% 667 664 -0.3%

60 United States (USD mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,572 1,562 1,538 1,536 1,516 1,537 +1.4% 3,134 3,053 -2.6% Net fee income 203 218 206 201 290 293 +1.3% 421 583 +38.3% Gains (losses) on financial transactions and other 185 175 234 163 223 216 -3.2% 360 439 +21.9% Total revenue 1,960 1,955 1,978 1,900 2,028 2,046 +0.9% 3,915 4,074 +4.1% Operating expenses (979) (965) (996) (1,038) (1,020) (1,037) +1.6% (1,944) (2,057) +5.8% Net operating income 981 990 983 862 1,008 1,009 +0.1% 1,972 2,018 +2.3% Net loan-loss provisions (609) (477) (829) (888) (668) (598) -10.4% (1,086) (1,266) +16.5% Other gains (losses) and provisions (2) (60) (23) 4 (43) (46) +6.9% (62) (90) +45.2% Profit before tax 371 453 130 (21) 297 365 +22.9% 824 662 -19.6% Consolidated profit 322 399 216 71 303 415 +36.7% 721 718 -0.3% Attributable profit 322 399 216 71 303 415 +36.7% 721 718 -0.3%

61 Mexico (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 983 1,045 1,186 1,195 1,214 1,207 -0.6% 2,027 2,421 +19.4% Net fee income 320 344 356 355 359 374 +4.2% 663 733 +10.5% Gains (losses) on financial transactions and other (2) 74 13 31 35 55 +58.5% 73 90 +23.4% Total revenue 1,300 1,463 1,555 1,581 1,608 1,636 +1.8% 2,763 3,244 +17.4% Operating expenses (540) (623) (681) (743) (665) (677) +1.8% (1,163) (1,343) +15.4% Net operating income 760 840 874 838 943 959 +1.7% 1,600 1,901 +18.9% Net loan-loss provisions (239) (284) (312) (301) (370) (351) -4.9% (523) (721) +37.9% Other gains (losses) and provisions (17) (13) (16) (12) (15) (17) +18.0% (29) (32) +7.9% Profit before tax 504 543 546 525 558 590 +5.7% 1,048 1,149 +9.6% Consolidated profit 373 402 404 398 412 430 +4.2% 775 842 +8.6% Attributable profit 359 401 403 397 411 429 +4.2% 760 840 +10.5%

62 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 1,064 1,088 1,194 1,222 1,211 1,210 -0.0% 2,151 2,421 +12.6% Net fee income 346 358 357 362 358 375 +4.8% 704 733 +4.1% Gains (losses) on financial transactions and other (2) 79 12 31 35 55 +59.2% 77 90 +16.3% Total revenue 1,408 1,525 1,563 1,616 1,603 1,641 +2.3% 2,932 3,244 +10.6% Operating expenses (585) (649) (686) (760) (663) (679) +2.4% (1,235) (1,343) +8.8% Net operating income 823 875 877 855 940 961 +2.3% 1,698 1,901 +12.0% Net loan-loss provisions (259) (296) (314) (308) (369) (352) -4.4% (555) (721) +30.0% Other gains (losses) and provisions (18) (13) (16) (12) (15) (17) +18.6% (31) (32) +1.7% Profit before tax 546 566 548 535 557 592 +6.3% 1,112 1,149 +3.3% Consolidated profit 404 419 405 406 411 431 +4.7% 823 842 +2.4% Attributable profit 388 418 404 405 410 430 +4.8% 806 840 +4.1%

63 Mexico (MXN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 19,669 20,110 22,081 22,597 22,390 22,383 -0.0% 39,779 44,773 +12.6% Net fee income 6,400 6,619 6,599 6,700 6,621 6,937 +4.8% 13,019 13,559 +4.1% Gains (losses) on financial transactions and other (39) 1,462 231 581 639 1,017 +59.2% 1,423 1,655 +16.3% Total revenue 26,030 28,192 28,911 29,877 29,650 30,337 +2.3% 54,222 59,987 +10.6% Operating expenses (10,819) (12,009) (12,687) (14,059) (12,267) (12,559) +2.4% (22,828) (24,827) +8.8% Net operating income 15,211 16,182 16,224 15,818 17,383 17,778 +2.3% 31,393 35,161 +12.0% Net loan-loss provisions (4,786) (5,472) (5,804) (5,692) (6,816) (6,515) -4.4% (10,257) (13,331) +30.0% Other gains (losses) and provisions (332) (246) (290) (226) (269) (319) +18.6% (579) (589) +1.7% Profit before tax 10,093 10,464 10,131 9,900 10,298 10,943 +6.3% 20,557 21,241 +3.3% Consolidated profit 7,465 7,747 7,488 7,516 7,606 7,966 +4.7% 15,211 15,572 +2.4% Attributable profit 7,184 7,729 7,475 7,496 7,585 7,946 +4.8% 14,913 15,530 +4.1%

64 Other North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 0 3 2 3 1 2 +224.7% 3 2 -32.9% Net fee income 12 11 15 13 12 15 +22.9% 23 27 +17.1% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) 0 — 3 (4) — Total revenue 14 16 17 19 9 17 +98.5% 30 26 -13.3% Operating expenses (47) (50) (51) (51) (56) (51) -9.1% (97) (107) +10.2% Net operating income (33) (34) (34) (32) (48) (34) -28.5% (68) (82) +20.5% Net loan-loss provisions (2) (1) (2) (0) (0) (1) — (2) (1) -54.0% Other gains (losses) and provisions (0) (1) (0) (6) (8) (84) — (1) (92) — Profit before tax (35) (36) (36) (38) (56) (119) +113.7% (71) (175) +147.0% Consolidated profit (33) (50) (47) (11) (47) (111) +138.4% (83) (158) +90.8% Attributable profit (32) (49) (47) (10) (47) (111) +136.5% (81) (158) +94.0%

65 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 0 3 2 3 1 2 +228.4% 3 2 -32.9% Net fee income 12 11 15 13 12 15 +23.0% 23 27 +17.1% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) 0 — 3 (4) — Total revenue 14 16 17 19 9 17 +100.0% 30 26 -13.3% Operating expenses (47) (50) (51) (51) (56) (51) -9.1% (97) (107) +10.2% Net operating income (33) (34) (34) (32) (48) (34) -28.7% (68) (82) +20.5% Net loan-loss provisions (2) (1) (2) (0) (0) (1) — (2) (1) -54.0% Other gains (losses) and provisions (0) (1) (0) (6) (8) (84) — (1) (92) — Profit before tax (35) (36) (36) (38) (56) (119) +113.3% (71) (175) +147.0% Consolidated profit (33) (50) (47) (11) (47) (111) +137.9% (83) (158) +90.8% Attributable profit (32) (49) (47) (10) (47) (111) +136.0% (81) (158) +94.0%

66 South America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 3,163 3,314 3,356 3,206 4,185 3,649 -12.8% 6,477 7,835 +21.0% Net fee income 1,166 1,229 1,264 1,025 1,182 1,176 -0.5% 2,395 2,358 -1.6% Gains (losses) on financial transactions and other 75 91 (17) 98 (480) 78 — 166 (403) — Total revenue 4,404 4,634 4,604 4,329 4,887 4,903 +0.3% 9,037 9,790 +8.3% Operating expenses (1,723) (1,810) (1,798) (1,589) (1,829) (1,636) -10.6% (3,534) (3,466) -1.9% Net operating income 2,680 2,823 2,806 2,741 3,058 3,267 +6.8% 5,504 6,324 +14.9% Net loan-loss provisions (1,232) (1,309) (1,301) (1,560) (1,378) (1,370) -0.6% (2,541) (2,748) +8.2% Other gains (losses) and provisions (201) (386) (214) (239) (371) (417) +12.5% (587) (788) +34.3% Profit before tax 1,247 1,128 1,291 942 1,308 1,480 +13.1% 2,376 2,788 +17.4% Consolidated profit 898 800 956 834 888 1,015 +14.2% 1,698 1,903 +12.1% Attributable profit 790 668 871 709 796 885 +11.1% 1,458 1,681 +15.3% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

South America (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Change Q2'24 / Q1'24	H1'23	H1'24	Change H1'24 / H1'23
Net interest income	3,144	3,225	3,263	3,110	4,135	3,700	-10.5%	6,369	7,835	+23.0%
Net fee income	1,158	1,192	1,224	995	1,166	1,192	+2.2%	2,350	2,358	+0.3%
Gains (losses) on financial transactions and other	67	74	(29)	94	(480)	77	—	142	(403)	—
Total revenue	**4,369**	**4,491**	**4,457**	**4,199**	**4,821**	**4,969**	**+3.1%**	**8,860**	**9,790**	**+10.5%**
Operating expenses	(1,707)	(1,754)	(1,737)	(1,543)	(1,808)	(1,657)	-8.3%	(3,461)	(3,466)	+0.1%
Net operating income	**2,662**	**2,737**	**2,720**	**2,656**	**3,013**	**3,312**	**+9.9%**	**5,399**	**6,324**	**+17.1%**
Net loan-loss provisions	(1,231)	(1,278)	(1,257)	(1,520)	(1,356)	(1,393)	+2.7%	(2,509)	(2,748)	+9.5%
Other gains (losses) and provisions	(205)	(385)	(207)	(233)	(367)	(422)	+14.9%	(590)	(788)	+33.7%
Profit before tax	**1,226**	**1,074**	**1,256**	**903**	**1,290**	**1,497**	**+16.1%**	**2,301**	**2,788**	**+21.2%**
Consolidated profit	**877**	**755**	**931**	**803**	**877**	**1,026**	**+16.9%**	**1,632**	**1,903**	**+16.6%**
Attributable profit	**777**	**635**	**849**	**685**	**786**	**895**	**+13.9%**	**1,412**	**1,681**	**+19.1%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Santander

67

68 Brazil (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 2,105 2,180 2,327 2,504 2,630 2,605 -1.0% 4,285 5,235 +22.2% Net fee income 817 858 902 885 846 888 +4.9% 1,675 1,734 +3.6% Gains (losses) on financial transactions and other 135 185 107 98 30 (16) — 321 15 -95.3% Total revenue 3,057 3,224 3,336 3,487 3,507 3,477 -0.9% 6,281 6,984 +11.2% Operating expenses (1,080) (1,127) (1,138) (1,184) (1,156) (1,109) -4.1% (2,207) (2,265) +2.6% Net operating income 1,977 2,096 2,197 2,303 2,351 2,368 +0.7% 4,073 4,719 +15.8% Net loan-loss provisions (1,034) (1,129) (1,121) (1,417) (1,163) (1,158) -0.4% (2,163) (2,322) +7.3% Other gains (losses) and provisions (178) (323) (223) (239) (211) (251) +19.1% (501) (462) -7.7% Profit before tax 765 645 854 648 977 958 -1.9% 1,410 1,935 +37.3% Consolidated profit 517 413 663 543 618 640 +3.6% 929 1,258 +35.4% Attributable profit 469 354 603 494 561 580 +3.3% 823 1,141 +38.7%

69 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 2,137 2,139 2,252 2,433 2,575 2,660 +3.3% 4,276 5,235 +22.4% Net fee income 829 842 873 860 829 906 +9.3% 1,671 1,734 +3.8% Gains (losses) on financial transactions and other 137 183 102 95 30 (15) — 320 15 -95.3% Total revenue 3,103 3,165 3,227 3,388 3,433 3,551 +3.4% 6,267 6,984 +11.4% Operating expenses (1,096) (1,106) (1,100) (1,150) (1,132) (1,133) +0.1% (2,203) (2,265) +2.8% Net operating income 2,007 2,058 2,127 2,238 2,301 2,418 +5.1% 4,065 4,719 +16.1% Net loan-loss provisions (1,049) (1,109) (1,084) (1,379) (1,139) (1,183) +3.9% (2,158) (2,322) +7.6% Other gains (losses) and provisions (181) (319) (215) (232) (206) (256) +23.8% (500) (462) -7.5% Profit before tax 777 630 828 627 956 979 +2.4% 1,407 1,935 +37.5% Consolidated profit 524 403 644 527 605 653 +8.0% 927 1,258 +35.6% Attributable profit 476 345 587 480 549 592 +7.7% 821 1,141 +39.0%

70 Brazil (BRL mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 11,731 11,745 12,364 13,359 14,135 14,604 +3.3% 23,476 28,739 +22.4% Net fee income 4,550 4,625 4,791 4,719 4,549 4,973 +9.3% 9,175 9,521 +3.8% Gains (losses) on financial transactions and other 752 1,004 561 521 164 (82) — 1,756 82 -95.3% Total revenue 17,034 17,373 17,716 18,599 18,847 19,495 +3.4% 34,408 38,342 +11.4% Operating expenses (6,018) (6,074) (6,041) (6,312) (6,213) (6,222) +0.1% (12,092) (12,435) +2.8% Net operating income 11,017 11,299 11,675 12,287 12,634 13,273 +5.1% 22,316 25,907 +16.1% Net loan-loss provisions (5,760) (6,089) (5,948) (7,572) (6,251) (6,494) +3.9% (11,850) (12,746) +7.6% Other gains (losses) and provisions (992) (1,751) (1,181) (1,272) (1,134) (1,404) +23.8% (2,743) (2,538) -7.5% Profit before tax 4,264 3,459 4,546 3,442 5,249 5,375 +2.4% 7,724 10,624 +37.5% Consolidated profit 2,878 2,213 3,538 2,895 3,321 3,585 +8.0% 5,091 6,906 +35.6% Attributable profit 2,614 1,894 3,223 2,635 3,016 3,248 +7.7% 4,508 6,264 +39.0%

71 Chile (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 371 356 241 415 352 472 +34.1% 727 824 +13.3% Net fee income 153 163 133 122 129 137 +6.4% 316 265 -16.1% Gains (losses) on financial transactions and other 82 103 91 54 47 51 +8.5% 185 97 -47.5% Total revenue 606 623 465 591 527 659 +25.1% 1,229 1,187 -3.4% Operating expenses (254) (266) (251) (249) (224) (241) +7.6% (521) (465) -10.6% Net operating income 352 356 214 343 303 418 +38.0% 708 721 +1.8% Net loan-loss provisions (117) (86) (84) (78) (125) (126) +1.0% (203) (251) +23.6% Other gains (losses) and provisions 10 16 9 16 (18) (2) -90.8% 26 (20) — Profit before tax 245 286 140 281 160 290 +81.7% 531 450 -15.2% Consolidated profit 212 252 111 241 126 232 +84.8% 464 358 -23.0% Attributable profit 150 180 87 165 90 162 +79.2% 330 253 -23.5%

72 Chile (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 318 306 224 386 356 468 +31.4% 623 824 +32.2% Net fee income 131 140 122 117 130 135 +4.0% 271 265 -2.1% Gains (losses) on financial transactions and other 70 88 83 53 47 50 +6.1% 159 97 -38.7% Total revenue 519 534 429 557 533 653 +22.5% 1,053 1,187 +12.7% Operating expenses (218) (228) (229) (235) (227) (239) +5.2% (446) (465) +4.3% Net operating income 301 306 200 322 307 415 +35.3% 607 721 +18.8% Net loan-loss provisions (101) (74) (77) (74) (127) (125) -1.3% (174) (251) +44.2% Other gains (losses) and provisions 9 14 9 15 (18) (1) -92.0% 22 (20) — Profit before tax 209 245 132 262 162 288 +78.5% 455 450 -1.1% Consolidated profit 181 217 105 225 127 231 +81.6% 398 358 -10.1% Attributable profit 129 154 82 154 92 161 +76.0% 283 253 -10.7%

73 Chile (CLP mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 322,790 310,631 227,113 392,690 361,759 475,476 +31.4% 633,420 837,235 +32.2% Net fee income 133,249 142,289 124,044 118,714 132,221 137,526 +4.0% 275,538 269,748 -2.1% Gains (losses) on financial transactions and other 71,478 89,691 84,396 54,175 47,914 50,822 +6.1% 161,169 98,736 -38.7% Total revenue 527,517 542,610 435,553 565,580 541,894 663,825 +22.5% 1,070,127 1,205,719 +12.7% Operating expenses (221,276) (232,073) (232,331) (238,680) (230,419) (242,392) +5.2% (453,349) (472,811) +4.3% Net operating income 306,241 310,537 203,221 326,900 311,474 421,433 +35.3% 616,778 732,907 +18.8% Net loan-loss provisions (102,184) (74,922) (78,072) (75,536) (128,553) (126,876) -1.3% (177,106) (255,429) +44.2% Other gains (losses) and provisions 8,714 13,820 8,873 14,742 (18,723) (1,490) -92.0% 22,535 (20,213) — Profit before tax 212,771 249,435 134,022 266,106 164,199 293,067 +78.5% 462,206 457,266 -1.1% Consolidated profit 184,239 220,033 106,903 228,425 129,060 234,352 +81.6% 404,271 363,412 -10.1% Attributable profit 130,735 156,673 83,065 156,770 92,983 163,683 +76.0% 287,408 256,666 -10.7%

74 Argentina (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 532 606 629 112 1,025 397 -61.2% 1,138 1,423 +25.0% Net fee income 137 145 164 (50) 131 73 -44.6% 282 204 -27.6% Gains (losses) on financial transactions and other (168) (223) (251) (90) (601) (6) -99.1% (390) (607) +55.4% Total revenue 501 528 543 (27) 555 465 -16.4% 1,029 1,020 -0.9% Operating expenses (250) (272) (260) 6 (286) (129) -54.9% (522) (414) -20.5% Net operating income 251 256 283 (21) 270 336 +24.4% 508 606 +19.3% Net loan-loss provisions (43) (54) (47) (7) (35) (31) -11.6% (97) (66) -32.0% Other gains (losses) and provisions (30) (74) (1) (10) (131) (77) -41.0% (104) (208) +100.7% Profit before tax 179 129 236 (39) 104 228 +118.6% 308 332 +7.9% Consolidated profit 140 113 155 (19) 102 165 +62.0% 253 267 +5.4% Attributable profit 139 113 154 (20) 101 164 +62.1% 252 266 +5.4% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

75 Argentina (Argentine peso mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 120,749 197,821 335,842 1,024,801 949,444 1,183,149 +24.6% 318,570 2,132,594 — Net fee income 31,111 47,835 86,223 188,633 121,575 184,297 +51.6% 78,946 305,871 +287.4% Gains (losses) on financial transactions and other (38,103) (71,228) (128,081) (415,488) (556,696) (352,838) -36.6% (109,331) (909,534) — Total revenue 113,757 174,428 293,983 797,945 514,323 1,014,608 +97.3% 288,185 1,528,931 +430.5% Operating expenses (56,701) (89,315) (143,275) (403,358) (264,501) (356,735) +34.9% (146,017) (621,236) +325.5% Net operating income 57,056 85,113 150,709 394,587 249,823 657,872 +163.3% 142,168 907,695 — Net loan-loss provisions (9,694) (17,326) (26,039) (81,056) (32,243) (66,079) +104.9% (27,020) (98,322) +263.9% Other gains (losses) and provisions (6,806) (22,205) (9,553) (63,609) (121,080) (190,573) +57.4% (29,011) (311,653) — Profit before tax 40,555 45,582 115,117 249,923 96,499 401,221 +315.8% 86,137 497,720 +477.8% Consolidated profit 31,692 39,094 80,117 196,132 94,174 305,308 +224.2% 70,785 399,482 +464.4% Attributable profit 31,627 38,982 79,848 194,539 93,937 304,665 +224.3% 70,609 398,602 +464.5%

76 Other South America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 154 172 160 176 178 175 -1.4% 327 353 +8.2% Net fee income 59 62 65 67 75 78 +4.0% 122 154 +26.4% Gains (losses) on financial transactions and other 26 25 36 35 44 48 +9.5% 51 92 +82.2% Total revenue 239 259 261 278 297 302 +1.6% 499 599 +20.2% Operating expenses (139) (145) (149) (163) (163) (157) -3.7% (284) (321) +12.7% Net operating income 100 114 111 116 134 145 +8.0% 214 278 +30.0% Net loan-loss provisions (38) (40) (50) (58) (55) (54) -1.5% (78) (109) +40.4% Other gains (losses) and provisions (3) (6) (0) (6) (11) (87) — (9) (98) — Profit before tax 59 68 62 52 68 3 -95.6% 127 71 -44.6% Consolidated profit 30 21 28 69 43 (22) — 51 21 -59.0% Attributable profit 31 22 27 70 43 (21) — 53 22 -59.3%

77 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q2'24 / Q1'24 H1'23 H1'24 H1'24 / H1'23 Net interest income 157 174 158 178 179 174 -2.7% 331 353 +6.6% Net fee income 61 64 65 68 76 78 +3.0% 125 154 +22.7% Gains (losses) on financial transactions and other 28 26 36 36 44 48 +8.5% 54 92 +71.4% Total revenue 246 264 259 282 299 300 +0.4% 510 599 +17.4% Operating expenses (143) (147) (149) (164) (164) (157) -4.5% (291) (321) +10.3% Net operating income 103 117 110 118 135 143 +6.3% 220 278 +26.7% Net loan-loss provisions (39) (41) (50) (59) (55) (54) -2.7% (80) (109) +37.2% Other gains (losses) and provisions (3) (6) (0) (6) (11) (87) — (9) (98) — Profit before tax 61 70 61 53 68 2 -96.8% 131 71 -46.2% Consolidated profit 32 22 27 70 44 (23) — 54 21 -61.0% Attributable profit 33 23 26 71 44 (22) — 56 22 -61.2%

78 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

79 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Banking ❑ CoR: Cost of risk ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MREL: Minimum requirement for own funds and eligible liabilities ❑ NII: Net interest income ❑ NPL: Non-performing loans ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ Pp: percentage points ❑ QoQ: Quarter-on-Quarter ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss-absorbing capacity ❑ TNAV: Tangible net asset value ❑ YoY: Year-on-Year ❑ YTD: Year to date

80 Glossary - Definitions PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    24 July 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer